Become An Owner In AiCella!

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https://aicella.io

As you know, I've founded a company dedicated to leveraging AI to combat cancer called AiCella, and we're about to launch a Community Round— what does that mean?

This means we're letting our customers and biggest supporters become reservation holders in AiCella for a minimum reservation of$100. At this stage, we are "testing the waters" to gauge investor interest in our offering under Regulation Crowdfunding. No money or other consideration is being solicited and will not be accepted if sent.

We decided to host a Community Round for AiCella on Wefunder to share the upside of our success with the people who know us best: our family, friends, and supporters. You are our foundation.

Our Community Round is about building a network of people who share our mission and values. The great thing about Wefunder is that it allows anyone— whether or not they're an accredited investor—to become an angel investor in our company.

We're launching on April 2nd, 2024. Will you join us?

Keep an eye out soon for details on how to get involved!

Geoff

AiCella is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

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